Exhibit 99.1

Operating guidance increased from 3.7 EH/s to 4.3 EH/s in 2022

Mackenzie development activities progressing ahead of schedule

Key highlights1

Key metrics[2]	Jun-22
Average operating hashrate (PH/s)	1,164
Bitcoin mined[3]	148
Mining revenue (US$'000)	3,546
Electricity costs (US$'000)[4]	1,315
Revenue per Bitcoin (US$)	23,925
Electricity costs per Bitcoin (US$)	8,875

•	Corporate:
•	Operating capacity guidance increased from 3.7 EH/s to 4.3 EH/s by the end of Q4 2022
•	Deferral of additional major capital expenditure for work beyond the initial 4.3 EH/s of operating capacity
•	Preservation of balance sheet flexibility having regard to market conditions and available financing terms
•	Operations:
•	Average operating hashrate of 1,164 PH/s
•	Monthly operating revenue of US$3.5 million
•	148 Bitcoin mined
•	Development:
•	Development has progressed ahead of schedule for expansion from 50MW to 80MW at the Mackenzie site, now expected to be operating by the end of Q4 2022 (previously 2023)
•	Construction:
•	Mackenzie (2.1 EH/s, 50MW initial / 80MW total – BC, Canada)
o	Internal data center fit out complete for the remainder of the first 50MW
o	All major equipment installed in the substation; testing and commissioning ongoing
•	Prince George (1.4 EH/s, 50MW – BC, Canada)
o	Foundation works complete for all three data center buildings (2 x 20MW, 1 x 10MW)
o	Building construction advanced on the first and second data center buildings (20MW and 10MW), with the third data center building (20MW) underway
o	Erection of the structural steel in the substation progressing

1 All timing references in this investor update are to calendar quarters and calendar years, unless otherwise specified.
2 U.S. dollar values shown for the month of June 2022 have been translated from Australian dollars (A$) at the published noon buying rate of the Federal Reserve Bank of New York available on the last working day of June 2022. The rate applied for June 2022 is A$1 to US$0.6946. The preliminary financial information for the month of June 2022 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position, and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.
3 Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).
4 Electricity costs include actual cost of electricity at Canal Flats and estimated cost of electricity at Mackenzie.

•	Childress (preparatory construction activities – Texas, USA)
o	Preparatory construction activities remain ongoing
o	Procurement and early works continued with all required construction permits in place
o	Key long-lead items have been purchased (including step-down transformers and associated circuit breakers)

Corporate update

On June 21, 2022, the Company announced that, given current market conditions, it intends to defer additional major capital expenditure for work beyond the initial 4.3 EH/s of operating capacity to preserve balance sheet flexibility.

The Company has explored multiple financing options presented to it in recent months, and has determined that maintaining balance sheet flexibility is prudent having regard to market conditions and available financing terms.

As market conditions have deteriorated, the Company continues to believe this is the prudent approach. As a result, the Company expects to defer major additional capital expenditure until the current market uncertainty subsides and financing terms improve. The Company will continue to monitor funding markets closely, and if conditions become favorable, the Company expects to explore raising additional capital.

The Company has made $130m of payments in respect of contracted miners above the initial 4.3 EH/s, which are subject to ongoing discussions.5 The Company’s planning and contractual arrangements have also mitigated material financial commitments to the broader buildout of Childress infrastructure beyond ongoing preparatory construction activities.

While the Company continues to target expansion of total operating capacity above 4.3 EH/s, such plans are expected to be delayed and the Company will continue to review such plans in light of evolving market conditions.

The Company expects to continue liquidating Bitcoin mining rewards on a daily basis, as has been the case since Iris Energy started mining Bitcoin in 2019, including when Bitcoin hit an all-time high of approximately $68,000 in November 2021.

As of May 31, 2022, the Company had approximately (preliminary unaudited)6:

•	$454m of total equity
•	Nil corporate-level debt[7]
•	$93m of cash (after expected remaining capital expenditure to achieve the initial 4.3 EH/s)[8]
•	$317m investment in miners and infrastructure expected in order to achieve the initial 4.3 EH/s9
•	$130m of payments in respect of contracted miners above the initial 4.3 EH/s
•	$19m of deposits and prepayments[10] with AEP for the 600MW high-voltage electrical connection at Childress

4.3 EH/s of operating capacity would represent illustrative annualized mining profit of $67m (based on a $20k Bitcoin price11) if installed and operating today.

5 The timing and volume of any future deliveries in respect of the separate $400m hardware purchase contract for miners in excess of the initial 4.3 EH/s are expected to be impacted, with upcoming payments under that contract not currently expected to be made. The Company can make no assurances as to the outcome of these discussions (including any impact on the Company’s expansion plans or payments made under that contract).
6 The preliminary financial information as of May 31, 2022 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position, and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.
7 Existing equipment financing is limited recourse financing within wholly owned subsidiaries of the Company. Estimated balance outstanding under existing facilities is not anticipated to increase above $109.4m (expected balance outstanding as of June 30, 2022) following anticipated drawdowns and scheduled amortization.
8 $118m cash balance as of May 31, 2022, less $25m of expected remaining capital expenditure to achieve the initial 4.3 EH/s (net of anticipated additional drawdowns under existing equipment financing and anticipated sales tax refunds).
9 Figure includes estimated remaining capital expenditure in relation to the initial 4.3 EH/s.
10 Up to approximately $15.5m is refundable upon energization of the Childress project.
11 Please see the Coinwarz Bitcoin Mining Calculator (https://www.coinwarz.com/mining/bitcoin/calculator). Inputs for 4.3 EH/s: 4,300 PH/s (hashrate), 150MW (power consumption) and $0.05 / kWh (electricity costs inclusive of fixed demand charge). Illustrative

Canal Flats update (0.8 EH/s, 30MW) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception.12

Canal Flats achieved average monthly operating hashrate in June of 872 PH/s, in line with May (873 PH/s). The project continues to exceed previously announced site capacity of 0.7 EH/s.

Mackenzie update (2.1 EH/s, 50MW initial / 80MW total) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception.12

The initial 9MW at Mackenzie achieved average monthly operating hashrate in June of 292 PH/s, in line with May (292 PH/s).

Construction of the remainder of the first 1.5 EH/s (50MW) remains on track for Q3 2022. The internal fit out of the data center buildings is complete and commissioning activities are underway.

All major electrical equipment has been installed in the substation and testing and commissioning activities are ongoing. Construction of the high voltage connection to the BC Hydro transmission network has commenced.

Upon completion, 80MW of proprietary data centers are expected to power an additional ~22,000 Bitmain S19j Pro and S19j miners (already under contract), generating 2.1 EH/s of incremental hashrate.

See Mackenzie construction progress video at https://www.youtube.com/watch?v=Ac1F4h0n7xg&t=7s.

Mackenzie – medium voltage transformer placement	Mackenzie – all major electrical equipment installed in substation

Prince George update (1.4 EH/s, 50MW) – BC, Canada

Foundations and structural steel for the three data center buildings (2 x 20MW, 1 x 10MW) is complete.

Remaining building construction is advanced on the first and second data center building (20MW and 10MW) and is underway for the third data center building (20MW). Internal fit out of the first data center building (20MW) and second data center building (10MW) is also progressing.

Prince George remains on track to be energized by the end of Q3 2022 and upon completion, 50MW of proprietary data centers are expected to power an additional ~15,000 Bitmain S19j Pro and S19j miners (already under contract), generating 1.4 EH/s of incremental hashrate.

outputs assume, as a placeholder only, Bitcoin price of ~US$20k, global hashrate (implied by network difficulty) of ~215 EH/s and transaction fees of ~0.1 BTC per block. Assumes pool fees of 0.5% of mining rewards and mining hardware operates at 100% uptime. Note: Online calculator provides illustrative mining profit based on mining revenue less electricity costs, however, excludes all other costs e.g., overheads, financing costs and fees (except mining pool fees). The illustrative outputs assume nameplate hashrate is fully installed and operating today using the above assumptions. These assumptions are likely to be different in the future and users should input their own assumptions. Accordingly, you should not place undue reliance on the illustrative metrics.
12 Currently 98% directly from renewable energy sources; 2% from purchase of RECs.

Prince George – PDUs being installed	Prince George – data center construction in progress

Childress update – Texas, USA

As previously announced, the Company intends to defer additional major capital expenditure related to the broader buildout of Childress infrastructure. Preparatory construction activities are intended to continue at Childress in order to preserve the opportunity to scale once market conditions improve.

Procurement and early construction activities continued to progress (all required construction permits are in place). Construction of the access road to the main development area and site civil works are ongoing. Purchase orders have been placed on key long-lead items, including the 345kV step-down transformer, 138kV step-down transformer and associated circuit breakers.

Childress – site construction office and entrance	Childress – site civil works ongoing

Community engagement

Iris Energy is proud to announce the Community Grants Program for Childress is open for applications. The program is a key component of our commitment to making a positive contribution to the local communities in which we operate. The program will provide funding for local initiatives that benefit the Childress community in the areas of community participation, sustainability, safety, diversity, technology and learning.

For more information or to access the Community Grants Program application form please click the link: https://forms.irisenergy.co/community-grants-program-texas.

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate power capacity capable of powering growth beyond the Company’s 795MW of announced power capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was 1,164 PH/s in June.

The decrease in electricity costs in June compared to May was primarily due to one less day in the month as well as foreign exchange impacts.

The comparatively higher electricity costs per Bitcoin mined across May and June (vs. April) are attributable to the Company paying a higher interim unit cost of power at Mackenzie via the 9MW temporary 25kV distribution feed. Rates at Mackenzie are expected to revert to the same lower transmission rate as Canal Flats upon commissioning of the remainder of the first 50MW in Q3 2022.

Operating*	Apr-22	May-22	Jun-22
Renewable energy usage (MW)[13]	33	37	36
Avg operating hashrate (PH/s)	1,038	1,165	1,164
* Reflects actual recorded operating power usage and hashrate (not nameplate). Note: nameplate capacity is higher than actual operating power usage due to features of the Company’s proprietary data center design which utilizes variable speed fans to reduce power consumption during cooler months, as well as the Company maintaining a buffer within its infrastructure capacity that can be also directed to other site uses (e.g. in-house fabrication shop at Canal Flats is currently operating as Iris Energy has the advantage of saving time and costs by internally constructing certain components for its expansion sites).
Financial (unaudited)[14]	Apr-22	May-22	Jun-22
Bitcoin mined*	137	151	148
Mining revenue (US$’000)	5,434	4,868	3,546
Electricity costs (US$’000)	1,205	1,411	1,315**
Revenue per Bitcoin (US$)	39,740	32,264	23,925
Electricity costs per Bitcoin (US$)[15]	8,810	9,352	8,875
* Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).
** The decrease in electricity costs (vs. May) was primarily due to one less day in the month and foreign exchange impacts.

13 Comprises actual power usage for Canal Flats and estimated power usage for Mackenzie.
14 U.S. dollar values shown for the month of June 2022 have been translated from Australian dollars (A$) at the published noon buying rate of the Federal Reserve Bank of New York available on the last working day of June 2022. The rate applied for June 2022 is A$1 to US$0.6946. The rates applied for April and May 2022 are consistent with the rates applied in the corresponding investor updates.
15 Electricity costs include actual cost of electricity at Canal Flats and estimated cost of electricity at Mackenzie.

Miner Shipping Schedule	Hardware	Units	EH/s (incremental)	EH/s (cumulative)
Operating (June 2022)	S19j Pro[16]	11,298	1.2	1.2
Inventory – pending deployment	S19j Pro / S19j17	24,276	2.2	3.4
Inventory – in transit	S19j	670	0.1	3.4
Q3 2022	S19j Pro / S19j	8,537	0.8	4.2
Q4 2022	S19j	1,500	0.1	4.3
Total		46,281	4.3[18]	4.3

Site	Capacity (MW)	Capacity (EH/s)	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	9	0.3	Complete	Operating
	41	1.2	Q3 2022	Under construction
	30	0.6	Q4 2022	Under construction
Prince George (BC, Canada)	50	1.4	Q3 2022	Under construction
Total (End of Q4 2022)	160	4.3

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports local communities, as well as the decarbonization of energy markets and the global Bitcoin network.

•	Focus on low-cost renewables: Iris Energy targets markets with low-cost, excess and/or under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•	Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers

Forward Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and operating capacity, the Company’s business plan, the Company’s capital raising plans, the Company’s anticipated capital expenditures and additional borrowings, the impact of discussions with Bitmain Technologies Limited regarding the Company’s hardware purchase contract for additional miners, and the expected schedule for commencing and/or expanding operations at the Company’s sites, and illustrative mining economics. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

16 Includes mix of lower efficiency hardware, which is estimated to represent less than 2% of the operating 1.2 EH/s.
17 Includes mix of lower efficiency hardware, which is estimated to represent less than 6% of miners pending deployment.
18 The Company has made $130m of payments in respect of contracted miners above the initial 4.3 EH/s, which are subject to ongoing discussions with Bitmain. Please see footnote 5 for more details.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long-term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain Technologies Limited) and the Company’s growth plans; failure to make payments under any hardware purchase contract with Bitmain on a timely basis could result in liquidated damages or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts
Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Kane Doyle
Iris Energy
+61 422 013 860
kane.doyle@irisenergy.co

To keep updated on Iris Energy’s news releases and SEC filings, please subscribe to email alerts at https:// investors.irisenergy.co/ir-resources/email-alerts.